This filing relates to the proposed acquisition of IAA, Inc., a Delaware corporation (the “Company”), by Ritchie Bros. Auctioneers Incorporated, a company organized under the federal laws of Canada (“Parent”), pursuant to the terms of that certain Agreement and Plan of Merger and Reorganization, dated as of November 7, 2022, as amended by that certain Amendment to the Agreement and Plan of Merger and Reorganization, dated as of January 22, 2023, by and among the Company, Parent, Ritchie Bros. Holdings Inc., a Washington corporation and a direct and indirect wholly owned subsidiary of Parent (“US Holdings”), Impala Merger Sub I, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of US Holdings, and Impala Merger Sub II, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of US Holdings.

Filed by Ritchie Bros. Auctioneers Incorporated pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-6(b) under the Securities Exchange Act of 1934

Subject Company: IAA, Inc.
Commission File No.: 001-38580

Date: February 13, 2023

News Release

Ritchie Bros. announces preliminary fourth quarter & full year 2022 financial results

VANCOUVER, February 13, 2023 – Ritchie Bros. Auctioneers Incorporated (NYSE & TSX: RBA, the “Company”, “Ritchie Bros.”, “we”, “us”, or “our”) announced today certain preliminary, unaudited financial results for the fourth quarter and full year 2022.

(All figures are presented in U.S. dollars)

“Ritchie Bros.’ strong finish to 2022 is a testament to our team’s continued focus on the customer paired with solid execution. We are excited about the anticipated closing of the IAA transaction and accelerating progress toward our vision of creating a trusted Global Marketplace for Insights, Services and Transaction solutions for Commercial Assets and Vehicles,” said Ann Fandozzi, CEO of Ritchie Bros.

For the year ended on December 31, 2022, the Company expects the following:

•	Gross transaction value (“GTV”)[1] of approximately $6.0 billion
•	Total revenue of approximately $1.7 billion
•	Net income of approximately $317 million to $320 million
•	Adjusted EBITDA[2] of approximately $461 million to $465 million
•	Short- and long-term debt of approximately $610 million
•	Net debt[3] of approximately $116 million

For the quarter ended on December 31, 2022, the Company expects the following:

•	GTV of approximately $1.5 billion
•	Total revenue of approximately $444 million
•	Net income of approximately $42 million to $45 million
•	Adjusted EBITDA of approximately $118 million to $122 million

The above statements are based on management’s initial review of operations for the quarter and year ended on December 31, 2022, and remain subject to change based on management’s ongoing review of the Company’s fourth quarter and full year results.

About Ritchie Bros.

Established in 1958, Ritchie Bros. (NYSE and TSX: RBA) is a global asset management and disposition company, offering customers end-to-end solutions for buying and selling used heavy equipment, trucks and other assets. Operating in a number of sectors, including construction, commercial transportation, agriculture, energy, mining, and forestry, the company’s selling channels include: Ritchie Bros. Auctioneers, the world’s largest industrial auctioneer offering live auction events with online bidding; IronPlanet, an online marketplace with weekly featured auctions and providing the exclusive IronClad Assurance® equipment condition certification; Marketplace-E, a controlled marketplace offering multiple price and timing options; Ritchie List, a self-serve listing service for North America; Mascus, a leading European online equipment listing service; Ritchie Bros. Private Treaty, offering privately negotiated sales; and sector-specific solutions GovPlanet, TruckPlanet, and Ritchie Bros. Energy. The Company’s suite of solutions also includes Ritchie Bros. Asset Solutions and Rouse Services LLC, which together provides a complete end-to-end asset management, data-driven intelligence and performance benchmarking system; SmartEquip, an innovative technology platform that supports customers’ management of the equipment lifecycle and integrates parts procurement with both OEMs and dealers; plus equipment financing and leasing through Ritchie Bros. Financial Services. For more information about Ritchie Bros., visit RitchieBros.com.

1 GTV represents total proceeds from all items sold at our auctions and online marketplaces. GTV is not a measure of financial performance, liquidity, or revenue, and is not presented in our consolidated financial statements.

2 For information regarding Ritchie Bros. use and definition of this measure, see “Non-GAAP Measures” section in this press release

3 For information regarding Ritchie Bros. use and definition of this measure, see “Non-GAAP Measures” section in this press release

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Forward-looking Statements

This news release contains forward-looking statements and forward-looking information within the meaning of applicable U.S. and Canadian securities legislation (collectively, “forward-looking statements”), including, in particular, statements regarding the Company’s preliminary unaudited fourth quarter and full fiscal year 2022 results (which remain subject to ongoing review and revision), pending acquisition of IAA, Inc (“IAA”), future financial and operational results and growth and value prospects and payment of dividends. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as “expect”, “plan”, “anticipate”, “project”, “target”, “potential”, “schedule”, “forecast”, “budget”, “estimate”, “intend”, or “believe” and similar expressions or their negative connotations, or statements that events or conditions “will”, “would”, “may”, “could”, “should”, or “might” occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made. Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond the Company’s control, including developments with respect to the Company’s year-end closing and review process and facts or circumstances affecting the application of the Company’s critical accounting policies; the duration and impact of the COVID-19 pandemic on the Company’s operations, the operations of customers, and general economic conditions, including inflation, rising interest rates and foreign exchange rate fluctuation; the numerous factors that influence the supply of and demand for used equipment; economic and other conditions in local, regional and global sectors; the risk that a condition to closing of the Company’s pending acquisition of IAA may not be satisfied (or waived), that either party may terminate the merger agreement or that the closing of the proposed IAA transaction might be delayed or not occur at all; the Company’s ability to successfully integrate acquired companies including IAA, and to receive the anticipated benefits of such acquisitions; and the risks and uncertainties set forth in the Company’s Annual Report on Form 10-K for the year ended December 31, 2021 and our subsequent quarterly reports on Form 10-Q, which are available on the SEC, SEDAR, and Company websites. The foregoing list is not exhaustive of the factors that may affect the Company’s forward-looking statements. There can be no assurance that forward-looking statements will prove to be accurate, and actual results may differ materially from those expressed in, or implied by, these forward-looking statements. Forward looking statements are made as of the date of this news release and the Company does not undertake any obligation to update the information contained herein unless required by applicable securities legislation. For the reasons set forth above, you should not place undue reliance on forward looking statements.

Fourth Quarter and Full Year 2022 Earnings Conference Call

Ritchie Bros. will host a conference call to discuss its financial results for the fourth quarter and full year ended December 31, 2022 at 2pm Pacific time / 5pm Eastern time / 10pm GMT on February 21, 2023.

Conference call and webcast details are available at the following link:

https://investor.ritchiebros.com

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Non-GAAP Measures

This news release references non-GAAP measures. Non-GAAP measures do not have a standardized meaning and are, therefore, unlikely to be comparable to similar measures presented by other companies. The presentation of this financial information, which is not prepared under any comprehensive set of accounting rules or principles, is not intended to be considered in isolation of, or as a substitute for, the financial information prepared and presented in accordance with US GAAP.

Adjusted EBITDA

We believe adjusted EBITDA provides useful information about the growth or decline of our net income when compared between different financial periods. We use adjusted EBITDA as a key performance measure because we believe it facilitates operating performance comparisons from period to period and it provides management with the ability to monitor its controllable incremental revenues and costs.

The following table reconciles preliminary adjusted EBITDA to net income, which is the most directly comparable GAAP measure in, or calculated from, our consolidated financial statements:

	Three months ended December 31, 2022		Year ended December 31, 2022

(in U.S. dollars $mil) (Unaudited)	Low	High	Low	High
Net income	$42	$45	$317	$320
Add: depreciation and amortization	24	24	97	97
Add: interest expense	10	10	58	58
Less: interest income	(4)	(4)	(7)	(7)
Add: income tax expense	13	14	85	86
EBITDA	85	89	550	554
Share-based payments expense	9	9	37	37
Acquisition-related costs	22	22	37	37
Loss (gain) on disposition of property, plant and equipment and related costs	1	1	(167)	(167)
Change in fair value of derivatives	—	—	(1)	(1)
Non-recurring advisory, legal and restructuring costs	0	0	5	5
Adjusted EBITDA	$118	$122	$461	$465

Net Debt

The Company believes that net debt is an important measure to monitor leverage and evaluate the balance sheet. The following table reconciles net debt to debt, which is the most directly comparable GAAP measure in, or calculated from, our consolidated financial statements.

(in U.S. dollars $mil) (Unaudited)	Year ended December 31, 2022
Short-term debt	$29
Long-term debt	581
Total debt	610
Less: cash and cash equivalents	(494)
Net debt	$116

No Offer or Solicitation

This news release is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, or pursuant to an exemption from, or in a transaction not subject to, such registration requirements.

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Important Additional Information and Where to Find It

In connection with the proposed IAA transaction, RBA filed with the SEC and applicable Canadian securities regulatory authorities a registration statement on Form S-4 to register the common shares of RBA to be issued in connection with the proposed IAA transaction on December 14, 2022 (the “Initial Registration Statement”), as amended by Amendment No. 1 and Amendment No. 2 to the Initial Registration Statement filed with the SEC and applicable Canadian securities regulatory authorities on February 1, 2023 and February 9, 2023, respectively (together with the Initial Registration Statement, the “Registration Statement”). The Registration Statement was declared effective by the SEC on February 10, 2023. The Registration Statement includes a joint proxy statement/prospectus which will be sent to the shareholders of RBA and stockholders of IAA seeking their approval of their respective transaction-related proposals. Each of RBA and IAA may also file other relevant documents with the SEC and/or applicable Canadian securities regulatory authorities regarding the proposed IAA transaction. This document is not a substitute for the proxy statement/prospectus or registration statement or any other document that RBA or IAA may file with the SEC and/or applicable Canadian securities regulatory authorities. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE RELATED JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC AND APPLICABLE CANADIAN SECURITIES REGULATORY AUTHORITIES IN CONNECTION WITH THE PROPOSED IAA TRANSACTION OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT/PROSPECTUS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT RBA, IAA AND THE PROPOSED IAA TRANSACTION.

Investors and security holders may obtain copies of these documents (when they are available) free of charge through the website maintained by the SEC at www.sec.gov, SEDAR at www.sedar.com or from RBA at its website, investor.ritchiebros.com, or from IAA at its website, investors.iaai.com. Documents filed with the SEC and applicable Canadian securities regulatory authorities by RBA (when they are available) will be available free of charge by accessing RBA’s website at investor.ritchiebros.com under the heading Financials/SEC Filings, or, alternatively, by directing a request by telephone or mail to RBA at 9500 Glenlyon Parkway, Burnaby, BC, V5J 0C6, Canada, and documents filed with the SEC by IAA (when they are available) will be available free of charge by accessing IAA’s website at investors.iaai.com or by contacting IAA’s Investor Relations at investors@iaai.com.

Participants in the Solicitation

RBA and IAA, certain of their respective directors and executive officers and other members of management and employees, and Jeffrey C. Smith and potentially other Starboard employees, may be deemed to be participants in the solicitation of proxies from the stockholders of RBA and IAA in respect of the proposed IAA transaction under the rules of the SEC. Information about RBA’s directors and executive officers is available in RBA’s definitive proxy statement on Schedule 14A for its 2022 Annual Meeting of Shareholders, which was filed with the SEC and applicable Canadian securities regulatory authorities on March 15, 2022, and certain of its Current Reports on Form 8-K. Information about IAA’s directors and executive officers is available in IAA’s definitive proxy statement on Schedule 14A for its 2022 Annual Meeting of Stockholders, which was filed with the SEC on May 2, 2022, and certain of its Current Reports on Form 8-K. Other information regarding persons who may be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, including information with respect to Mr. Smith, are contained or will be contained in the joint proxy statement/prospectus and other relevant materials filed or to be filed with the SEC and applicable Canadian securities regulatory authorities regarding the proposed IAA transaction when they become available. Investors should read the joint proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from RBA or IAA free of charge using the sources indicated above.

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For further information, please contact:

Sameer Rathod | Vice President, Investor Relations and Market Intelligence

Phone: 1.510.381.7584 | Email: srathod@ritchiebros.com

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